May 24, 2011
DIRECT DIAL: 212.451.2206
EMAIL: EGONZALEZ@OLSHANLAW.COM

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq., Special Counsel
Facsimile: (202) 772-9203

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Amendment No. 3 to Schedule TO-T filed by LSRI Holdings, Inc. and
Landry’s Restaurants, Inc.
Filed on April 22, 2011
File No. 005-79958

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated May 11, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with LSRI Holdings, Inc. (“LSRI”), Landry’s Restaurants, Inc. (“Landry’s Restaurants” and together with LSRI, “Landry’s”) and Tilman J. Fertitta and provide the following response on their behalf.  Enclosed herewith is Amendment No. 5 to Landry’s Tender Offer Statement on Schedule TO-T, as amended (the “Schedule TO”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Offer to Purchase.  For your convenience, we have reproduced the Staff’s comments before each response.

General

1.	Please add Mr. Fertitta to the cover and signature pages of your next Schedule TO amendment.

The Schedule TO has been amended to add Mr. Fertitta to the cover and signature pages of the Schedule TO.

May 24, 2011

2.
We note your response to prior comment 2, regarding your disclosure that you may purchase additional shares of MSSR following the tender offer, through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing.  In your response, you do not address the point that these transactions following the offer may be made using methods other than open market purchases.  Reserving the right to make these additional purchases through unspecified and alternative methods appears inconsistent with Rule 13e-3(g)(1)(i)(A), which requires disclosure of the form of the proposed transaction.  Please advise as to your analysis and intentions in this regard.

Landry’s has revised the Offer to Purchase to reflect the fact that any purchase of additional shares of MSSR following the Offer, whether made through open market or privately negotiated purchases or through other unspecified or alternative methods, will be made at a price at least equal to the highest consideration offered to the holders of Shares in the Offer.

Is your financial condition relevant to my decision to tender in the offer?, page ii

3.
We note your response to prior comment 4.  Without necessarily agreeing with the analysis set forth in your response, we request that you confirm your understanding that further analysis would be required if you were to waive the Minimum Tender Condition.

We respectfully confirm Landry’s understanding that further analysis would be required if Landry’s were to waive the Minimum Tender Condition.

4.
We note that the while you have received a commitment letter to finance the purchase of securities, the offer is subject to a financing condition.  Generally, when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed.  Under Rule 14d-3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d).  In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.  Refer to SEC Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

We respectfully confirm that Landry’s will disseminate the disclosure of any material change in its financing commitment in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d).  We further confirm that five business days will remain in the Offer following such disclosure or the Offer will be extended so that at least five business days remain in the Offer.

May 24, 2011

Conditions to the Offer, page 22

5.	Please include Mr. Fertitta in the language you have added stating that conditions may not be triggered by the action or inaction of Purchaser or Landry’s.

The Offer to Purchase has been revised as requested.

***

If you have any questions or comments with respect to any of our points addressed within this response letter, please contact the undersigned at (212) 451-2206.

Sincerely,

/s/ Elizabeth Gonzalez

Elizabeth Gonzalez